UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

APPOINTMENT OF BRUCE WILLIAMS AS INTERIM CHAIRMAN AND
RESIGNATION OF RICHARD MORGAN FROM BOARD OF DIRECTORS

          On March 18, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, to announce that Richard C. E. Morgan has tendered his resignation as Non-executive Chairman and is stepping down from the Board of Directors, effective immediately, to focus on other business commitments. Bruce Williams, a long-standing Board member, has been appointed Interim Chairman.

          The information contained in this report on Form 6-K, excluding for the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated March 18, 2019, entitled “Motif Bio Announces Appointment of Bruce Williams as Interim Chairman and Resignation of Richard Morgan from the Board.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: March 18, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer